

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

## Medicure Announces $3.5 Million "Bought Deal" Private Placement

*/Not for distribution to U.S. newswire services or for dissemination in the United States/*

WINNIPEG, CANADA – (June 10, 2015) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today announced that it has entered into a letter agreement with a  syndicate of underwriters led by PI Financial Corp as Sole-Lead Underwriter and including Bloom Burton & Co (together, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal private placement basis, 1,590,909 common shares (the "Shares") of the Company at a price of $2.20 per Share for gross proceeds to Medicure of $3,500,000 (the "Offering").

In addition, the Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of the number of Shares sold under the Offering at a price of $2.20 per share, on the same terms and conditions of the Offering, exercisable at any time, in whole or in part, until the closing of the Offering.  In the event that the over-allotment is exercised in its entirety, the aggregate gross process of the Offering to Medicure will be approximately $4,025,000.

The Offering is expected to close on or about July 8, 2015 and is subject to certain conditions including, but not limited to, the receipt of the approval of the TSX Venture Exchange (the "Exchange") and all other necessary approvals. The net proceeds of the Offering will be used to fund product development costs related to AGGRASTAT, as well as for general corporate and working capital purposes.

In consideration for their services, the Underwriters will be entitled to a commission equal to 7.0% of the gross proceeds from the Offering and will be granted compensation options to purchase common shares of Medicure equal to 7.0% of the total number of Shares issued pursuant to the Offering, exercisable within two years from the closing of the Offering at the issue price or such higher price as required by the Exchange.

The Shares will be subject to a hold period of four months and one day from the closing date.

*The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.*

All references to currency in this press release are in Canadian dollars.

**About Medicure Inc.**

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

**For more information, please contact:**

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

**To be added to Medicure's e-mail list, please visit:**
http://medicure.com/newsreleases.html

**Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.**

**Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the proposed closing date of the Offering, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the seven months ended December 31, 2014.**